Mail Stop 4561
Via fax: (630) 932-8852

August 10, 2009

T. Kendall Hunt
CEO & Chairman of the BOD
VASCO Data Security International, Inc.
1901 South Meyers Road
Suite 210
Oakbrook Terrance, IL. 60181

> **Re:** **VASCO Data Security International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 0-24389**

Dear Mr. Hunt:

We have reviewed your response letter dated July 14, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 30, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 49 (Incorporated by Reference from the Definitive Proxy Statement Filed April 30, 2009)

Transactions With Related Persons, page 42

1.   We note your response to prior comment 17. Please include information similar to that provided in your response in this section of future filings.

Consolidated Statement of Operations, page F-5

2.   We note your response to our prior comment 7 where you indicate non-hardware items include service deliverables such as maintenance and support and charges for

the development of custom logos, lens colors, boxes, etc. While we note that "individually" none of the non-hardware items account for more than 4% of the Company's consolidated revenues, please clarify whether collectively the non-hardware service deliverables account for more than 10% of the Company's total revenues. If so, tell us how you considered presenting such revenues and the related cost of revenues separately pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X.

Note 1 Summary of Significant Accounting Policies

Revenue Recognition, page F-8

3.   We note your response to prior comment 10 where you indicate that the Company uses the residual method for determining the amount of revenue to recognize for token and software licenses if you have VSOE of fair value for all of the undelivered elements in the arrangement. We also note your disclosures on page F-9 where you indicate that when discounts are given in a multiple-element arrangement, a proportionate amount of the discount is applied to each element based on each element's fair value without regard to the discount. For arrangements in which the Company uses the residual method, tell us how you considered paragraph 11 of SOP 97-2 and why you believe it is appropriate to allocate the discount proportionately to each element rather than applying the entire discount to the delivered elements.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 and Maryse Mills-Apenteng, Special Counsel at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief